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                                                                   Exhibit 99.1

NETRATINGS SETTLES PATENT LITIGATION WITH JUPITER MEDIA METRIX, SEPARATELY ACQUIRES JUPITER MEDIA METRIX'S EUROPEAN AUDIENCE MEASUREMENT CONTRACTS

MILPITAS, Calif. and NEW YORK, May 7 /PRNewswire-FirstCall/ -- NetRatings, Inc. (Nasdaq: NTRT) and Jupiter Media Metrix, Inc. (Nasdaq: JMXI) jointly announced today that they have settled Jupiter Media Metrix's pending patent infringement case against NetRatings. In a separate transaction, NetRatings has acquired Jupiter Media Metrix's contracts for European Internet audience measurement.

      The patent infringement case settlement provides for the dismissal with prejudice of the litigation and a $15 million payment by NetRatings to Jupiter Media Metrix. Under the terms of the settlement, NetRatings has acquired Jupiter Media Metrix's patents for computer use tracking (United States Patent Nos. 6,115,680 and 5,675,510), and granted Jupiter Media Metrix a non-exclusive, assignable license to use the patented technology in its domestic Internet audience measurement business until June 30, 2005.

      The license fee payable to NetRatings will be $125,000 per month for the period July 1 through September 30, 2002, and $375,000 for the fourth quarter 2002. For 2003, 2004 and the period of Jan. 1, through June 30, 2005, the annual fee, payable quarterly, will be $1.5 million, $1.75 million and $1 million, respectively.

      In addition, as part of the settlement, Jupiter Media Metrix has granted NetRatings a perpetual non-exclusive royalty-free license in certain proprietary software associated with the utilization of the patented technology.

      In a separate transaction, NetRatings has acquired Jupiter Media Metrix's contracts for European Internet audience measurement and certain related assets for $2 million in cash.

      "Although we were confident about the strength of our legal position, we are pleased to bring distracting and potentially costly litigation to a successful close while ensuring that we end any question of the patent's impact on our ongoing business," said William Pulver, President and CEO of NetRatings. "Equally important, we are excited about the opportunity to introduce new international clients to the Nielsen//NetRatings service and strengthen our global revenue base."

      "We are pleased to put this matter behind us so that we may continue to focus our resources on our core Jupiter analyst research and domestic Media Metrix audience measurement businesses," said Robert Becker, CEO of Jupiter Media Metrix. "This settlement and the sale of our European Internet audience measurement assets are appropriate steps that enable us to strengthen our overall financial position while we continue to pursue strategies that enhance value for our shareholders."

ABOUT NETRATINGS, INC.

      NetRatings, Inc. (www.netratings.com) provides the global standard in Internet audience measurement and analysis. Its technology driven products and services enable customers to make informed business-critical decisions regarding their Internet media and commerce strategies. Its products include the Nielsen//NetRatings audience measurement services, the AdRelevance
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online advertising measurement services, and the @plan user profiling and analysis services. NetRatings has strategic relationships with both Nielsen Media Research, the leading source of television audience measurement and related services in the U.S. and Canada, and ACNielsen, a leading provider of market research information and analysis to the consumer products and services industries.

ABOUT JUPITER MEDIA METRIX

      Jupiter Media Metrix (www.jmm.com) is a global leader in Internet and new technology analysis and measurement. Jupiter Media Metrix delivers innovative and comprehensive Internet measurement, analysis and events to provide businesses with unmatched global resources for understanding and profiting from the Internet. Jupiter Media Metrix brings together world-class, innovative and market-leading products, services, research methodologies and people. The Company is headquartered in New York City. Information Available from the SEC

NetRatings and Jupiter Media Metrix will each file with the SEC further information about the transactions summarized in this press release on Form 8-K in the near future. Investors and security holders may obtain copies of these documents, when they have been filed with the SEC, as well as other SEC filings of NetRatings and Jupiter Media Metrix, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications for NetRatings, at 650-470-4203, or jennifer@stapleton.com, and to Investor Relations for Jupiter Media Metrix, at 212-780-6060, or investor@jmm.com.

SAFE HARBOR STATEMENT

      This press release contains statements that may constitute forward-looking statements pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve a number of uncertainties and risks that could cause actual results to differ materially from those currently expected. The potential risks and uncertainties include, among others:

      --    Risks related to the growth of online advertising

      -- Risks associated with the rapidly evolving market for our products and services

      -- The increasingly competitive market for online advertising research services and Internet audience measurement and analytical services

      -- Risks associated with NetRatings' ability to service the acquired international contracts

      Additional information about potential factors that may affect NetRatings' business and financial results is included in its Annual Report filing with the SEC on Form 10K for the year ended December 31, 2001 including, without limitation, under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors That May Affect Our Performance." Additional information will also be set forth in NetRatings'
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quarterly report on Form 10Q for the 3 month period ending on March 31, 2002, which will be filed with the SEC in the near future. NetRatings does not undertake to update any forward-looking statement that may be made from time to time by it or on behalf of the Company.

      For additional information about the risks that may affect Jupiter Media Metrix' future business and financial results, refer to the company's Annual Report on Form 10-K for the year ended December 31, 2001, that is filed with the SEC. Jupiter Media Metrix undertakes no obligation to update any forward-looking statement that may be made from time to time by or on behalf of Jupiter Media Metrix, whether as a result of new information, future events or otherwise.

      CONTACT: Jennifer Cohn, +1-650-470-4226, or Maria Bumatay,
+1-408-586-7560, both for NetRatings, Inc.; or Susan Hickey, +1-917-534-6479, for Jupiter Media Metrix, Inc.